October 18, 2005
                                                      VIA EDGAR & OVERNIGHT MAIL

Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4561
Washington, D.C. 20549

Re:    Metris Companies Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Your File No. 001-12351

Dear Ms. Sweeney:

         Metris Companies Inc. ("Metris") submits the following information in response to the Division of Corporation Finance's ("DCF") comment letter dated October 14, 2005 relating to DCF's review of Metris' Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Form 10-K"). For ease of reference, we have listed each of your comments (in bold type) followed by our response. Metris and its subsidiaries are referred to herein as "we," "us," "our" and "the Company."

Results of Operations, page 33

     1. We note your supplemental response to comment 1 of our letter dated [September 23], 2005. Please tell us your basis for characterizing your borrowing to fund a maturing ABS series or conduit as attributable to new securitizations of receivables to the Metris Master Trust.

         Response: Metris customer accounts are revolving credit card receivables, not fixed-term receivables. Metris continually finances the revolving receivables through new securitization transactions that have fixed maturities in accordance with market conventions. We therefore have to continually enter into new securitizations to keep the revolving receivables in the Metris Master Trust ("MMT"). Each time a term ABS series matures, the Company enters into another securitization transaction (whether conduit or term ABS) in order to finance the payoff of the maturing term ABS series. The MMT is a master trust as described in paragraph 79 of FAS 140. The Company notes that paragraph 79 of FAS 140 indicates that a new securitization within a master trust occurs when the transferor receives consideration other than beneficial interests in transferred assets. Paragraph 79 states "transfers that result in an exchange of cash, that is... sales of beneficial interests to outside investors, are transfers in exchange for consideration other than beneficial interests in the transferred assets and thus are accounted for as sales". When the Company enters into a new securitization transaction in order to finance a maturing term ABS series, cash is paid by outside investors in exchange for a beneficial interest in the receivables that are held by the MMT.


     2. Please tell us why you need to borrow on a new or existing conduit to fund a maturing ABS series or conduit facility. Tell us who initiates the transaction and the contractual provisions related to the maturing or termination of your ABS series and conduit facilities.

         Response: Our credit card receivables are revolving in nature, rather than having fixed terms, and do not mature and generate cash upon maturity like fixed-term receivables. In addition, Metris has had limited earnings, cash flow and liquid assets in recent years, resulting in limited amounts of liquidity available to repay maturing term ABS series. Metris therefore has needed to borrow funds or enter into new securitizations in recent years to have cash to repay maturing term ABS series. Metris has also had low corporate credit ratings and a very high cost of corporate debt in recent years. Metris therefore has used new securitizations, which generate a lower cost of funds and higher cash proceeds, instead of corporate borrowings to repay maturing term ABS series.

         New securitization debt typically comes in two forms. The first form is term ABS series (typically 2-7 years) issued to institutional investors. The debt is structured to pay floating rate interest monthly and principal upon a predetermined maturity date in a single payment at the end of the term of the debt. The second form is bank conduit facilities (usually less than 1-2 years) provided by a limited number of banks. The bank conduit facilities usually have a few more covenants, tailored more specifically to the current lending environment. As such, repayment terms are usually much more flexible, allowing amounts to be borrowed and repaid at the direction of Metris.

         Metris manages the maturities of the term ABS series and the conduits to efficiently utilize the available lending markets. We typically use a conduit transaction to finance a specific term ABS series maturity for a short period of time (usually three to six months) before issuing a longer term ABS series transaction to repay the conduit borrowing. In this way, the conduits act as a true short term "warehouse" to fund maturing ABS term series and hold them for a short time before being re-structured and issued to longer term investors. The proceeds received from the term ABS series are then used to repay the conduit lenders.

         New securitization transactions are initiated by Metris. The contractual provisions of both conduit and term ABS series are driven by industry conventions, rating agencies, underwriters and conduit banks, in conjunction with the Company. The conduit agreements permit conduit securitizations to be used to repay maturing term ABS series, but term ABS series agreements do not require them to be repaid through conduit securitizations.


     3. Please provide us with a comprehensive example, including cash flows, entities involved, journal entries and supporting calculations, describing how you account for the defeasance of maturing ABS series into your variable funding conduit.

         Response: We suggest you review the answer to question #6 first to facilitate your understanding of the inception of a revolving credit card securitization prior to its defeasance as described in this response. Receivables originated on credit cards funded via securitization are immediately sold by the Company to the MMT as described in our response to comment 4 of your letter dated September 23, 2005. Accordingly, when a maturing ABS series is defeased into the variable funding conduit, all journal entries pertain to Metris Receivables, Inc. (MRI), a consolidated subsidiary of Metris, which retains a beneficial interest in receivables sold to MMT.

         The new borrowing on the variable funding conduit and the defeasance of the maturing ABS series are transacted and recorded simultaneously. A sample transaction for the first quarter of 2005 reflects the defeasance of term ABS Series 2002-3 into the variable funding conduit on February 1, 2005 (all dollar amounts shown in $000s).

         Defease Term ABS Series 2002-3
          Face Value of Bonds:
           Sold Asset Backed Securities                           $900,000
           Contractual Retained Interest                            94,475
                                                                  --------
                                                                  $994,475
                                                                  ========

          Carrying Amount of Bonds:
           Contractual Retained Interest                          $ 94,475
           Unaccreted Discount - Contractual Retained Interest           -
                                                                  --------
                                                                  $ 94,475
                                                                  ========

         The initial journal entry for the defeasance records the $900 million cash payment to repay the term ABS Series 2002-3 investors, the maturity of the $94.5 million contractual retained interest held by the Company, and the release of receivable collateral ($994.5 million increase in excess transferor's interest) at MRI.

         Journal Entries
         Excess Transferor's Interest           $994,475
            Cash                                           $900,000
            Contractual Retained Interest                    94,475

         Receivable collateral was pledged to the variable funding conduit to generate the funds needed to defease term ABS series 2002-3. The collateral required to borrow the $900 million of funding from the variable conduit exceeded the collateral of the maturing transaction due to the higher enhancement level required by the conduit banks. The additional enhancement was in the form of incremental receivable collateral (higher contractual retained interest) and cash (spread reserve deposit).

         Draw on variable funding conduit to fund defeasance of term ABS series 2002-3

         Carrying Amount of Receivables
          (Excess Transferor's Interest)                  $1,104,294

         Face Value of Bonds
            Sold Asset Backed Securities                  $  900,000
            Contractual Retained Interest                 $  204,294
                                                          ----------
                                                          $1,104,294
                                                          ==========

         Proceeds from Investor Notes Sold                $  900,000
         Less: Spread Reserve Deposit                        (33,129)
                                                          ----------
         Net Proceeds                                     $  866,871
                                                          ==========

         The carrying amount of the sold assets is allocated to each of the assets created from the new securitization based on their relative fair value.

                                                                Percentage of       Allocated
                                                                 Total Fair         Carrying
                                                Fair Value          Value            Amount
                                                ----------      -------------      ----------
         Sold Asset Backed Securities           $  900,000                81%      $  901,140
         Contractual Retained Interest             167,210                15%         167,422
         Spread Reserve Deposit                     27,970                 3%          28,006
         Interest-only Strip Receivable              7,718                 1%           7,727
                                                ----------      -------------      ----------
                                                $1,102,898               100%      $1,104,294
                                                ==========      =============      ==========

         The fair value of the sold asset-backed securities is $900 million, which is equal to the gross proceeds received for the bonds. The methods of determining the fair value of the retained assets, which only relate to receivables that exist and have been sold in accordance with paragraph 78 of FAS 140, are described in note 2 on pages 63 and 64 of our 2004 Form 10-K and are summarized below:

            - Contractual retained interests - The fair value is calculated as a zero coupon security using a discount rate commensurate with the risks of the underlying assets and the scheduled maturity date of the underlying securitization. In this example: $204,294 / (1+16%/12)^15.12 = $167,210 based on a 16% discount rate and 15.12 months remaining to maturity of the variable funding conduit.

            - Spread account receivable - The fair value is determined by discounting the expected future cash flows using a discount rate commensurate with the risks of the underlying assets. The expected future cash flows include the release of the spread account receivable balance on the scheduled maturity date and the estimated interest earned on the cash balances each month. In this example: $33,129 / (1+16%/12)^15.12 = $26,802 based on a 16%
              discount rate and 15.12 months remaining to maturity of the variable funding conduit, plus $1,168 related to the discounted value of estimated interest earned on the cash balances each month, for a total fair value of $27,970.

            - Interest-only strip receivable -The fair value is determined by discounting the expected future excess spread cash flows using a discount rate commensurate with the risks of the underlying assets based on the expected timing of cash flows over the estimated life of the securitization series. In this example: $7,718 is the calculated fair value based on expected future excess spread cash flows discounted at 30% over the 15.12 months remaining to maturity of the variable funding conduit based on a monthly cash flow valuation model.

         A loss on sale is calculated as the difference between the proceeds received and the allocated carrying amount of the sold bonds, plus the difference between the allocated carrying amount of the retained assets and their fair value.

                                                        Allocated Carrying
                                                        Amount of Retained     Fair Value of
                                                             Assets           Retained Assets
                                                        ----------------      ---------------
         Retained Assets:
         Contractual Retained Interest                     $     167,422        $     167,210
         Spread Reserve Deposit                                   28,006               27,970
         Interest-only Strip Receivable                            7,727                7,718
                                                        ----------------      ---------------
                                                           $     203,155        $     202,898
                                                        ================      ===============


         Allocated Carrying Amount of Sold Bonds           $     901,140
         Proceeds                                                866,871
                                                        ----------------
         Loss on Sale                                            (34,269)

         Allocated Carrying Amount of Retained Assets      $     203,155
         Fair Value of Retained Assets                           202,899
                                                        ----------------
         Loss on Sale - mark down to fair value            $        (256)

         Total Loss on Sale                                $     (34,525)
                                                        ================

         The related journal entry to record the new conduit borrowing transaction at MRI is as follows:

         Journal Entries

         Cash                                             $  866,871
         Contractual Retained interest**                     204,294
         Spread Reserve Deposit**                             33,129
         Interest-only Strip Receivable                        7,718
         Loss on New Securitization*                          34,525
           Unaccreted Discount -
             Contractual Retained Interest**                          $   37,084
           Unaccreted Discount -
             Spread Reserve Deposit**                                      5,159

           Excess Transferor's Interest                                1,104,294

        *See the Company's 2005 first quarter Form 10-Q, page 24

        **Contractual Retained Interest Fair Value = $204,294
          Gross Value - $37,084 Unaccreted Discount = $167,210
          Spread Reserve Deposit Fair Value = $33,129 Gross Value - $5,159 Unaccreted Discount = $27,970

     The fair value of the components of the Retained Interests in Loans Securitized as of December 31, 2004, and the proforma balance sheet based on the transaction detailed above is as follows:

                                                                                                      Proforma
                                         Balance Sheet      Defease             Draw on             Balance Sheet
                                          December 31,      term ABS            variable             December 31,
                                             2004         series 2002-3      funding conduit             2004
                                          -----------     -------------      ---------------        -------------
Contractual Retained Interests              $ 537,945        $ (94,475)            $ 167,210            $ 610,680
Excess Transferor's Interest                  105,237          994,475            (1,104,294)              (4,582)*
Interest-only Strip Receivable                 82,672                                  7,718               90,390
Spread Reserve Deposits                        58,281                                 27,970               86,250
                                          -----------                                               -------------
Retained Interest in Loans Securitized      $ 784,135                                                   $ 782,738
                                          ===========                                               =============

*Note: During the first quarter of 2005, additional conduit paydowns resulted in positive Excess Transferor's Interest throughout the quarter. In addition, at quarter-end the Excess Transferor's Interest is marked to fair value, which is reflected in the "Change in fair value of retained interests in loans securitized" line item of the Income Statement.


     4. Please tell us why you realize a gain with the establishment of the interest-only receivable strip whereas the contractual retained interest and minimum spread reserve result in a loss.

         Response: Please note our responses to questions #3 and #6 herein, which include the calculation of these amounts for new securitization transactions. The calculation of a discount on the contractual retained interest and minimum spread reserve during the past several years has resulted in a loss since the fair value of those assets, discounted over a period of time, is lower than the par value of the beneficial interest. As noted in our October 4, 2005 response, the journal entries for establishing this discount is as follows:

              Cash                                                     Debit
              Contractual retained interest (gross value)              Debit
              Spread reserve deposits (gross value)                    Debit
              Allowance for loan losses (if applicable)                Debit
              Credit card loans                                        Credit
              (To record the removal of loans upon a securitization transaction)

              Loss on new securitization/replenishment                 Debit
              Fair value discount on contractual retained interest     Credit
              Fair value discount on spread accounts receivable        Credit
              (To record the discount on the contractual retained interest and minimum spread account receivable to mark securitized receivables to market)

         The establishment of a newly created interest-only strip receivable asset will generate a gain in the income statement, as demonstrated by the following journal entries.

              Interest-only strip receivable                           Debit
              Gain on new securitization/replenishment                 Credit
              (To record an interest-only strip receivable to mark securitized receivables to market)

         Combined, these entries have historically resulted in a loss on new securitization and replenishment (due to the company's historical high credit losses and cost of debt). The above entries are performed in compliance with paragraphs 11 and 58 of FAS 140.


     5. We note your supplemental response to comment 3 of our letter dated [September 23], 2005. Please tell us why you calculated the gain/loss on replenishment of receivables on a monthly basis when you sell new credit card receivables to the Metris Master Trust on a daily basis.

         Response: During 2003 and 2004, we engaged independent industry expert consultants as part of a process to evaluate our retained interest valuation model and policies and procedures related to securitization accounting. Through discussions with these consultants, we believe that performing the gain/loss on replenishment calculation on a monthly basis is the industry convention.

         We furthermore believe that the results under a monthly calculation are not materially different than the results generated from a daily calculation. In fact, the net income impact for a given quarter is zero since we re-evaluate the fair value of all retained assets at the end of each quarter. For example, we estimate that in the first quarter of 2005, using a daily calculation would have resulted in a larger loss on replenishment of approximately $0.4 million (note: our first quarter 2005 loss on replenishment was $11.4 million). However, there would have been recorded higher discount accretion revenue for the quarter that would have offset this $0.4 million higher loss (note: our first quarter 2005 discount accretion revenue was $61.3 million).


     6. We note your supplemental response to comment 4 of our letter dated [September 23], 2005. Please provide us with a comprehensive example, including cash flows, entities involved, and supporting calculations, describing the inception of a revolving credit card securitization. In your example, demonstrate how you allocate the carrying amount of receivables securitized to your interest-only strip, contractual retained interest and spread reserve.

         Response: Receivables originated on credit cards funded via securitization are immediately sold by the Company to the MMT as described in our response to comment 4 of your letter dated September 23, 2005. Accordingly, when a new securitization transaction is entered into, all journal entries pertain to Metris Receivables, Inc. (MRI), a consolidated subsidiary of Metris Companies, Inc. which retains a beneficial interest in receivables sold to MMT.

         A sample transaction for the second quarter of 2005 (completed April 6, 2005) reflects the issuance of term ABS Series 2005-1, and the subsequent pay down of the variable funding conduit with the proceeds from the transaction as follows (all dollar amounts shown in $000s).
         Note: these examples do not include transaction costs, which would increase the loss, because said costs are included on a different income statement line item. These examples also do not include a servicing asset or liability, which are zero because we receive adequate compensation for our servicing.

         New Term ABS Series 2005-1

         Carrying Amount of Receivables
           (Excess Transferor's Interest)                       $   632,970

         Face Value of Bonds
            Sold Asset Backed Securities                        $   544,350
            Contractual Retained Interest                            88,620
                                                                -----------
                                                                $   632,970
                                                                ===========

         Proceeds from Investor Notes Sold                      $   544,350

         The carrying amount of the sold assets is allocated to each of the assets created from the new securitization based on their relative fair value.

                                                            Percentage of    Allocated
                                                              Total Fair     Carrying
                                               Fair Value        Value         Amount
                                             -------------    -----------   ------------
         Sold Asset Backed Securities        $     544,350             88%     $ 555,806
         Contractual Retained Interest              66,232             11%        67,626
         Interest-only Strip Receivable              9,342              1%         9,538
                                             -------------    -----------   ------------
                                                 $ 619,924            100%     $ 632,970
                                             =============    ===========   ============

         The fair value of the sold asset-backed securities is $544.4 million, which is equal to the gross proceeds received for the bonds. The methods of determining the fair value of the retained assets, which only relate to receivables that exist and have been sold in accordance with paragraph 78 of FAS 140, are described in note 2 on pages 63 and 64 of our 2004 Form 10-K and are summarized below:

            - Contractual retained interests - The fair value is calculated as a zero coupon security using a discount rate commensurate with the risks of the underlying assets and the scheduled maturity date of the underlying securitization. In this example: $88,620 / (1+15%/12)^23.44 = $66,232 based on a 15% discount rate and the
              23.44 month term of Series 2005-1. As disclosed on page 12 of the Company's First quarter 2005 Form 10-Q, the discount rate on the contractual retained interest was decreased from 16% to 15% on March 31, 2005.

            - Interest-only strip receivable -The fair value is determined by discounting the expected future excess spread cash flows using a discount rate commensurate with the risks of the underlying assets based on the expected timing of cash flows over the estimated life of the securitization series. In this example: $9,342 is the calculated fair value based on expected future excess spread cash flows discounted at 30% over the 23.44 month term of Series 2005-1 based on a monthly cash flow valuation model.

         A loss on sale is calculated as the difference between the proceeds received and the allocated carrying amount of the sold bonds, plus the difference between the allocated carrying amount of the retained assets and their fair value.


                                                          Allocated
                                                        Carrying Amount       Fair Value
                                                        ---------------     ---------------
         Retained Assets:
         Contractual Retained Interest                   $      67,626        $     66,232
         Interest-only Strip Receivable                          9,538               9,342
                                                        --------------      ---------------
                                                         $      77 164        $     75,574
                                                        ==============      ===============

         Allocated Carrying Amount of Sold Bonds         $     555,806
         Proceeds                                              544,350
                                                        --------------
         Loss on Sale                                          (11,456)

         Allocated Carrying Amount of Retained Assets    $      77,164
         Fair Value of Retained Assets                          75,574
                                                        --------------
         Loss on Sale - mark down to fair value          $      (1,590)

         Total Loss on Sale                              $     (13,046)
                                                        ==============

         The related journal entry to record the new transaction at MRI is as follows:

         Journal Entries

         Cash                                             $  544,350
         Contractual Retained interest**                      88,620
         Interest-only Strip Receivable                        9,342
         Loss on New Securitization*                          13,046
           Unaccreted Discount -
             Contractual Retained Interest**                          $   22,388
           Excess Transferor's Interest                                  632,970

         *See the Company's 2005 second quarter Form 10-Q, page 31

         **Contractual Retained Interest Fair Value = $88,620
           Gross Value - $22,388 Unaccreted Discount = $66,232

         The proceeds received from the issuance of term ABS Series 2005-1 were used to pay down borrowings in the variable funding conduit.

         Pay down variable funding conduit with proceeds from term ABS series 2005-1

         Face Value of Bonds:
         Sold Asset Backed Securities                            $ 540,000
         Contractual Retained Interest                             122,577
                                                              -------------
                                                                 $ 662,577
                                                              =============

         Carrying Amount of Bonds:
         Contractual Retained Interest                           $ 122,577
         Unaccreted Discount - Contractual Retained Interest       (16,976)
                                                              -------------
                                                                 $ 105,601
                                                              =============

         Carrying Amount of Spread Reserve Deposit:
         Spread Reserve Deposit                                   $ 19,877
         Unaccreted Discount - Spread Reserve Deposit               (2,435)
                                                              -------------
                                                                  $ 17,442
                                                              =============

         Carrying Amount of Interest-Only Strip Receivable         $ 5,739

         The journal entry for the pay down of the variable funding conduit records the $540 million cash payment to repay the bank conduit investors, less $19.9 million of spread reserve deposit cash returned to the Company. The entry also records the release of $122.6 million contractual retained interest, the release of receivable collateral ($662.6 million increase in Transferor Interest), and a $5.7 million decrease in the interest-only strip receivable associated with the receivable collateral at MRI. The unaccreted discount associated with these assets and the interest-only strip receivable are removed from the books, which results in income on the "Change in Fair Value of Retained Interests" line item of the Income Statement.

         Journal Entries

         Excess Transferor's Interest                    $ 662,577
         Unaccreted Discount -
          Contractual Retained Interest                     16,976
         Unaccreted Discount -
          Spread Reserve Deposit                             2,435
            Cash                                                       $ 520,123
            Contractual Retained Interest                                122,577
            Spread Reserve Deposit                                        19,877
            Interest-only Strip Receivable                                 5,739
            Change in Fair Value of Retained Interests*                   13,672

         *Equal to removal of $16,976 Unaccreted Discount on Contractual
          Retained Interest +$2,435 Unaccreted Discount on Spread Reserve Deposit - $5,739 Interest-only Strip Receivable

         The fair value of the components of the Retained Interests in Loans Securitized as of March 31, 2005 and the proforma balance sheet based on the transaction detailed above is as follows:

                                                                                                               Proforma
                                                        Balance Sheet        New              Pay down        Balance Sheet
                                                          March 31,        term ABS           variable          March 31,
                                                             2005        series 2005-1     funding conduit       2005
                                                        -------------    --------------    ---------------    -------------
         Contractual Retained Interests                     $ 516,983          $ 66,232        $ (105,601)      $ 477,614
         Excess Transferor's Interest                         180,886          (632,970)          662,577         210,493*
         Interest-only Strip Receivable                        83,460             9,342            (5,739)         87,063
         Spread Reserve Deposits                               84,247                             (17,442)         66,805
                                                        -------------                                         -------------
         Retained Interest in Loans Securitized             $ 865,576                                           $ 841,975
                                                        =============                                         =============

         *Note: At quarter-end, the Excess Transferor's Interest is marked to fair value, which is reflected in the "Change in fair value of retained interests in loans securitized" line item of the Income Statement.


7. Please tell us how you evaluate your implicit forward contract to sell new receivables into the Trust during the revolving period.

         Response: All outstanding bonds issued related to securitization transactions through MMT are variable rate transactions, and all receivables held by MMT are associated with variable rate credit card accounts. Metris therefore has concluded that the value of any implicit forward contract to sell new receivables into the MMT is zero at inception and during the revolving period.

         As discussed in paragraph 77 of FAS 140, "the value of the forward contract implicit in a revolving-period securitization arises from the difference between the agreed-upon rate of return to investors on their beneficial interests in the trust and current market rates of return on similar investments..... If a forward contract to sell receivables is entered into at the market rate, its value at inception may be zero. Changes in the fair value of the forward contract are likely to be greater if the investors receive a fixed rate than if the investors receive a rate that varies based on changes in market rates." In addition, paragraph 78 of FAS 140 states "gain or loss recognition for revolving-period receivables sold to a securitization trust is limited to receivables that exist and have been sold".

Note 9 - Portfolio Sales, page 72

     8. We note your supplemental response to comment 7 of our letter dated [September 23], 2005. Please tell us why the OCC requested you to sell your deposits held by Direct Merchants Bank.

         Response: The OCC requested that Metris eliminate federally insured deposits at Direct Merchants Bank, or the risk thereof to the Federal Deposit Insurance Corporation, in July 2003, and Metris decided to sell the deposits to meet that request. The OCC made the request due to the weak financial condition of Metris, which was evidenced by a number of factors, including: the high level of delinquencies and losses on receivables in the MMT; the low excess spread on the MMT; the net loss Metris reported in its income statement; the reduced capital and liquid assets of Metris reported on its balance sheet; and the downgrading of Metris' corporate credit ratings by the rating agencies.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our 2004 Form 10-K; staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to our 2004 Form 10-K; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions regarding the responses provided herein, please feel free to call me at 952.525.5028.

Sincerely,

METRIS COMPANIES INC.



/s/William A. Houlihan
WILLIAM A. HOULIHAN
Executive Vice President
   and Chief Financial Officer


cc:  Matthew Komar, DCF Staff Accountant